[redacted]

SEC 09059235 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 23689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Trust Securities. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 South LaSalle Street
(No. and Street)

Chicago	Illinois	60675
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Berberich 312-444-7805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

SEC Mail Processing Section
[redacted]
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carol Berberich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Trust Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Official Seal
Lana Caraway
Notary Public State of Illinois
My Commission Expires 04/14/2010

Notary Public

This report ** contains (check ~~all applicable~~ boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

NORTHERN TRUST SECURITIES, INC.

(A Wholly Owned Subsidiary of Northern Trust Corporation)

Financial Statements and Schedules

December 31, 2008

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
Northern Trust Securities, Inc.:

We have audited the accompanying statement of financial condition of Northern Trust Securities, Inc. (the Company), a wholly owned subsidiary of Northern Trust Corporation, as of December 31, 2008, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Trust Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
KPMG LLP

Chicago, Illinois
February 27, 2009

NORTHERN TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of Northern Trust Corporation)

Statement of Financial Condition

December 31, 2008

Assets

Cash	$	1,370,815
Cash segregated under federal and other regulations		3,000,000
Trading securities owned, at fair value		2,270,935
Receivable from clearing broker		16,803,356
Other receivables		5,624,013
Furniture and fixtures, at cost, net of accumulated depreciation of $56,911		12,350
Deferred tax asset, net		293,214
Other assets		475,986
Total assets	$	29,850,669

Liabilities and Stockholder's Equity

Securities sold, not yet purchased, at fair value	$	3,118
Taxes payable to the Parent		3,614,133
Payable to employees		2,005,916
Accounts payable and accrued expenses		2,664,589
Subordinated note payable to the Parent		5,000,000
Total liabilities		13,287,756
Stockholder's equity:		
Common stock, $0.01 par value; 20,000 shares authorized; 1,475 shares outstanding		15
Paid-in capital		3,697,485
Retained earnings		12,865,413
Total stockholder's equity		16,562,913
Total liabilities and stockholder's equity	$	29,850,669

See accompanying notes to financial statements.

NORTHERN TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of Northern Trust Corporation)

Statement of Income

Year ended December 31, 2008

Revenue:		
Commissions and markups on principal trades	$	66,685,095
Interest income		589,984
Other		670,555
Total revenue		67,945,634
Expenses:		
Employee compensation and related		25,540,065
Brokerage and clearing charges		7,605,514
Administrative services provided by affiliates		6,517,294
Commissions		709,617
Communications		2,309,743
Interest		458,321
Other		1,886,314
Total expenses		45,026,868
Income before income tax expense		22,918,766
Income tax expense		8,720,678
Net income	$	14,198,088

See accompanying notes to financial statements.

NORTHERN TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of Northern Trust Corporation)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2008

		Common stock	Paid-in capital	Retained earnings	Total
Balance, beginning of year	$	15	3,697,485	7,690,010	11,387,510
Net income		—	—	14,198,088	14,198,088
Dividend distribution to the Parent		—	—	(9,022,685)	(9,022,685)
Balance, end of year	$	15	3,697,485	12,865,413	16,562,913

See accompanying notes to financial statements.

NORTHERN TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of Northern Trust Corporation)

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net income	$	14,198,088
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		37,535
Deferred tax benefit		(81,421)
Net decrease in trading securities owned		794,690
Decrease in other assets		104,084
Net increase in receivable from clearing broker		(3,993,874)
Net increase in other receivables		(415,080)
Increase in taxes payable to the Parent		272,025
Decrease in payable to employees		(1,494,264)
Increase in accounts payable, accrued expenses, and payable to affiliates		405,222
Net cash provided by operating activities		9,827,005
Cash flows from financing activities:		
Decrease in securities sold, not yet purchased		(162,654)
Dividend distribution to the Parent		(9,022,685)
Net cash used in financing activities		(9,185,339)
Net increase in cash		641,666
Cash, beginning of year		729,149
Cash, end of year	$	1,370,815
Supplemental disclosures of cash flow information:		
Taxes paid to parent	$	8,530,074
Interest paid to affiliates		237,500

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Northern Trust Securities, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer and clears all transactions on a fully disclosed basis through another broker-dealer. The Company promptly transmits all customer funds and securities to such clearing broker. Substantially all customers of the Company are also clients of affiliated entities. The Company also trades for its own account with the intent to sell securities to meet client demands.

The Company is a wholly owned subsidiary of Northern Trust Corporation (the Parent).

(2) Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below:

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Revenue Recognition

Securities transactions and the related commission revenue and expenses are recorded on a trade-date basis and securities owned are carried at fair value, with unrealized gains and losses reported in the results of operations. Gains and losses related to principal transactions are also reported on a trade date basis.

(c) Furniture and Fixtures

Furniture and fixtures are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the underlying assets, which range from 3 to 10 years.

(d) Income Taxes

The Company follows an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year, and then to recognize deferred tax assets and liabilities resulting from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates.

The Company files a consolidated income tax return with the Parent. Under a tax-sharing agreement with the Parent, income taxes are computed based on the current year's results at the statutory rate as if the Company filed separate federal and state income tax returns.

(Continued)

The Company's practice is to recognize any interest and penalties related to unrecognized tax benefits in the provision for income taxes.

(3) Transactions with Affiliates

The Company maintains its bank accounts and a line of credit with affiliates of the Parent. The line of credit available to the Company from these affiliates totals $5,000,000, which is pursuant to a subordinated revolving credit note which matures on February 28, 2013. Borrowings under the line totaled $5,000,000 at December 31, 2008. The lines bear interest at 4.75% and interest paid on the lines totaled $237,500 for the year ended December 31, 2008.

The Company's office facilities and certain administrative services are furnished by an affiliate. The Company paid the affiliate $6,452,837 for the facilities and services that were furnished in 2008.

The costs allocated to the Company are based on an established methodology for each type of expense. Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's financial statements may not necessarily be indicative of the financial condition and results of operations that would have existed if the Company had been operated as an unaffiliated entity.

In addition to the overhead expenses, the Company is allocated its share of pension, other postretirement, and postemployment benefit costs, and share-based compensation, which are recorded in employee compensation and related expenses.

The Company is reimbursed by an affiliate for payments to sales staff for their sale of affiliate mutual funds. Employee compensation and related expenses for the year ended December 31, 2008 are net of $939,057 of reimbursement.

The Company reimburses the Parent for taxes paid on behalf of the Company in accordance with a tax-sharing agreement. During 2008, the Company paid $8,530,074 to the Parent for income taxes.

During 2008, the Parent purchased auction rate securities from clients of the Company in connection with a program to purchase at par value certain illiquid auction rate securities held by clients of the Company. The total par value of securities purchased by the Parent as part of the program was $515 million. These purchases had no impact on the financial statements of the Company.

(4) Trading Securities Owned and Securities Sold, but Not Yet Purchased

Trading securities owned and securities sold, but not yet purchased, at fair value, as of December 31, 2008 consist of the following:

		Trading Securities owned	Securities sold, but not yet purchased
Corporate equities and debt securities	$	625,197	79
U.S. Government, agency, and municipal obligations		1,645,738	3,039
Total	$	2,270,935	3,118

(5) Commissions and Markups on Principal Trades

Commissions and markups on principal trades and other revenue includes $34,483,417 of agency commissions, $11,382,147 of principal trade-related income, and $20,819,531 of 12B-1 fees and other trade-related fees.

(6) Employee Benefits

The employees of the Company are covered by the Parent's noncontributory defined benefit pension plan (the Plan). The annual contribution rate is fixed by the Parent and provides for funding of the Plan and the cost of administration of the Plan. The employees of the Company are pooled with the employees of the Parent and affiliates for the purposes of the actuarial valuation. Therefore, the amount of accumulated pension benefits related specifically to the Company is not available.

Employees retiring under the provisions of the Plan may be eligible for postretirement health care coverage. The Company also provides for certain benefits after employment but before retirement. These benefits may be subject to deductibles, co-payment provisions, and other limitations, and the provisions may be changed at the discretion of the Parent. Furthermore, the Parent reserves the right to terminate these benefits at any time. The employees of the Company are pooled with employees of the Parent and affiliates for purposes of actuarial valuation with regard to postretirement benefits other than pensions and postemployment benefits. Therefore, the amount of the benefit obligation related specifically to the Company is not available. The total cost to the Company of these postretirement benefits is included with other allocations from the Parent and recorded in employee compensation and related expenses.

(7) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital." The Company has elected to compute its net capital under the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and any additional capital requirements for resale agreements. At December 31, 2008, the Company had net capital of $19,820,392, which was $19,570,392 in excess of required net capital.

(8) Furniture and Fixtures

A summary of furniture and fixtures is presented below:

		Original cost	Accumulated depreciation	Net book value
Office equipment	$	48,849	40,567	8,282
Computer equipment		20,412	16,344	4,068
Total furniture and fixtures	$	69,261	56,911	12,350

(9) Income Taxes

The table below reconciles the total provision for income taxes recorded in the statement of income with the amounts computed at the statutory federal tax rate of 35%.

Tax at statutory rate	$	8,021,568
Tax-exempt income		5,410
State tax, net		644,756
Other		48,944
Provision for income taxes	$	8,720,678

The components of the provision for income taxes for the year ended December 31, 2008 are as follows:

Current tax provision:		
Federal	$	7,768,153
State		1,033,946
Total		8,802,099
Deferred tax benefit:		
Federal		(39,408)
State		(42,013)
Total		(81,421)
Provision for income taxes	$	8,720,678

(Continued)

Deferred taxes result from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. Deferred compensation is the most significant temporary difference. Net deferred tax assets were $293,214 at December 31, 2008. No valuation allowance related to deferred tax assets has been recorded at December 31, 2008 as management believes it is more likely than not that the deferred tax assets will be fully realized.

There were no unrecognized tax benefits included within the statement of financial condition at both January 1, 2008 and December 31, 2008. As of January 1, 2008 and December 31, 2008, the Company had no accrued interest or penalties related to unrecognized tax benefits. The Company is no longer subject to income tax examinations by U.S. federal, state, or local tax authorities for years before 1997.

(10) Fair Value Measurements

Effective January 1, 2008, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Adoption of FAS 157 did not have a material impact on the Company's financial position or results of operations.

Fair value under FAS 157 is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

<u>Fair Value Hierarchy</u>

FAS 157 establishes the following hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace.

Level 1 – Quoted, active market prices for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 – Valuation techniques in which one or more significant inputs are unobservable in the marketplace.

Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. The standard requires an entity measuring fair value to maximize the use of observable inputs and minimize the use of unobservable inputs and establishes a fair value hierarchy of inputs. Financial instruments are categorized based on the lowest level input that is significant to their valuation.

The Company's financial assets and liabilities carried at fair value consist of trading securities owned and securities sold, not yet purchased. U.S. treasury securities are classified as Level 1 assets. The remaining trading securities are classified as Level 2 assets. Securities sold, not yet purchased are classified as Level 2 liabilities.

(11) Off-Balance Sheet Risk and Concentration of Credit

Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. As an introducing broker with customers throughout the United States, but primarily in the Midwest, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash and margin accounts introduced by the Company. To minimize its risk related to the indemnification agreement, the Company adjusts the amount of the margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31, 2008 are adequate to mitigate the risk of material loss. For the year ended December 31, 2008, no indemnity payments were made to the broker-dealer.

In the normal course of its business, the Company enters into long- and short-security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for such short security transactions.

The securities owned by the Company are primarily U.S. Treasury, municipal, and government sponsored agency obligations. Excluding the U.S. Treasury, the largest position of any single issuer at December 31, 2008, was a municipal obligation which amounted to $350,000.

(12) Legal Proceedings

The Company is a defendant in legal proceedings incidental to its securities business. Management of the Company, after consultation with legal counsel, believes the resolution of these various matters will not result in any material adverse effect on the financial position or results of operations of the Company.

(13) Cash and Securities Segregated under Federal and Other Regulations

Cash of $3,000,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the SEC.

(14) Focus Report

As there were no material differences between the Company's Focus Report and 2008 audited financial statements, no reconciliation is hereby provided.

Schedule I

NORTHERN TRUST SECURITIES, INC.

(A Wholly Owned Subsidiary of Northern Trust Corporation)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2008

Total stockholder's equity	$	16,562,913
Add:		
Subordinated note payable to parent		5,000,000
Less:		
Nonallowable assets:		
Furniture, fixtures, and leasehold improvements, net of accumulated depreciation		12,350
Trade receivable over 30 days		134,901
Excess insurance deductible charge		20,000
Unsecured debits		596,564
Other nonallowable assets		803,697
Securities haircuts computed pursuant to Rule 15c-3-1(f)		175,009
		1,742,521
Net capital		19,820,392
Minimum net capital required		250,000
Excess net capital	$	19,570,392
Reconciliation with the Company's computation (included in Form X-17a-5, Part II, as of December 31, 2008):		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	19,820,392
Net capital, per above	$	19,820,392

See accompanying independent auditors' report.

NORTHERN TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of Northern Trust Corporation)

Computation for Determination of Reserve Requirements
for Broker-Dealers under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2008

Credit balances of customers and other credits	$	293,825
Amount required on deposit		293,825
Amount held on deposit in special reserve bank account for the exclusive benefit of customers		3,000,000
Excess of amount held on deposit over amount required on deposit	$	2,706,175

Note: The above schedule agrees in all material respects with that reported by the Company on the unaudited FOCUS Report, Form X-17a-5, Part II, as of December 31, 2008 filed with the Financial Industry Regulatory Authority on January 27, 2009.

See accompanying independent auditors' report.

NORTHERN TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of Northern Trust Corporation)

Information Relating to Possession or
Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2008

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None

Note: The information on this schedule agrees in all material respects with that reported by the Company on the unaudited FOCUS Report, Part II, as of December 31, 2008 filed with the Financial Industry Regulatory Authority on January 27, 2009.

See accompanying independent auditors' report.

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control

The Board of Directors
Northern Trust Securities, Inc.:

In planning and performing our audit of the financial statements of Northern Trust Securities, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 27, 2009